EXHIBIT 99.1

Nanobiotix to Postpone Full Year 2022 Financial Results and Conference Call

PARIS and CAMBRIDGE, Mass., March 27, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that the company will postpone the release of its full year financial results initially scheduled for Tuesday, March 28, 2023 at 4:15 p.m. EDT and conference call initially scheduled for Wednesday, March 29, 2023.

The company will announce its full year 2022 financial results and conference call schedule in a future press release to allow additional time to complete its year-end closing procedures.

About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Attachment

  2023-03-27 -- NBTX -- Postponing FY22 Financial Results -- FINAL (https://ml.globenewswire.com/Resource/Download/88e134c1-e733-4b92-b5f1-db97be4a526c)